S&P Global Inc.

55 Water Street

New York, New York 10041

July 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	S&P Global Inc.

Registration Statement on Form S-4

File No. 333-280788

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, S&P Global Inc. (the “Issuer”) and the additional registrant listed in the Registration Statement (together, with the Issuer, the “Registrants”) on Form S-4 (File No. 333-280788) (the “Registration Statement”) hereby request acceleration of the effective date of their Registration Statement, so that it may become effective at 4:00 p.m., Washington, D.C. time, on July 24, 2024, or as soon thereafter as practicable.

Please contact Alan J. Wilson of Wilmer Cutler Pickering Hale and Dorr LLP at (202) 663-6474 or alan.wilson@wilmerhale.com with any questions you may have concerning this letter, or if you require any additional information. The Registrants also request that you please notify Mr. Wilson when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

S&P Global Inc.

By:	/s/ Christopher F. Craig
	Name:	Christopher F. Craig
	Title:	Senior Vice President, Interim Chief Financial Officer, Controller and Chief Accounting Officer

cc:	Meredith B. Cross, Wilmer Cutler Pickering Hale and Dorr LLP

Alan J. Wilson, Wilmer Cutler Pickering Hale and Dorr LLP